SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments thereto Filed
Pursuant to Rule 13d-2(a)

(Amendment No. 2)*
Bishop Capital Corporation

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

09141T 10 7

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 09141T 10 7	Page 2 of 13 Pages

1.	NAME OF FILING PARTIES Robert E. Robotti
I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 51,416

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 51,416

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
51,416

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
5.7%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 09141T 10 7		Page 3 of 13 Pages

1.	Names of Reporting Persons. Robotti & Company, Incorporated
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds
WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 3,700

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 3,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,700

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
Less than 1%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 09141T 10 7		Page 4 of 13 Pages

1.	Names of Reporting Persons. Robotti & Company, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 3,500

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 3,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,500

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 09141T 10 7		Page 5 of 13 Pages

1.	Names of Reporting Persons. Kenneth R. Wasiak
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 47,716

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 47,716

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
47,716

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
5.3%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 09141T 10 7		Page 6 of 13 Pages

1.	Names of Reporting Persons. The Ravenswood Management Company, L.L.C.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 47,716

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 47,716

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
47,716

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
5.3%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 09141T 10 7	Page 7 of 13 Pages

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 47,716

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 47,716

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
47,716

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
5.3%

14.	Type of Reporting Person (See Instructions)
PN

CUSIP No. 09141T 10 7	SCHEDULE 13D	Page 8 of 13 Pages

STATEMENT ON SCHEDULE 13D AMENDMENT NO. 2

                     This Statement on Schedule 13D Amendment No. 2 (this "Statement") is filed on behalf of the Filing Parties (defined below) with the Securities and Exchange Commission (the "Commission").  This Statement amends and restates the Statement on Schedule 13D with respect to the Common Stock, $0.01 par value per share, of Bishop Capital Corporation ("Bishop Capital" or the "Issuer") filed on May 28, 2004, with the Commission, as amended by Amendment No. 1 thereto, filed on June 23, 2004, with the Commission.

Item 1.	Security and Issuer

                      This Statement relates to shares of the Common Stock, $0.01 par value (the "Common Stock"), of Bishop Capital Corporation (the "Issuer").  The address of the Issuer's principal executive offices and principal business is 716 College View Drive, Riverton, Wyoming 82501.

Item 2.	Identity and Background

                       (a), (b),(c) and (f).  This Statement is filed on behalf of the following six persons: Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC") and The Ravenswood Investment Company, L.P., ("RIC," and together with Robotti, ROBT, Robotti & Company, Wasiak and RMC, the "Filing Parties").

                     Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Mr. Wasiak is a United States citizen whose principal occupation is serving as a partner in the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak are Managing Members of RMC.  RMC, a New York limited liability company, is the general partner of RIC.  RIC, a New York limited partnership, is a private investment partnership engaged in the purchase and sale of securities for its own account.

                     The address of each of the Filing Parties other than Mr. Wasiak and RMC is 52 Vanderbilt Avenue, New York, New York 10017.  RMC's address is 104 Gloucester Road, Massapequa, New York, New York 11758 and Mr. Wasiak's business address is 515 Madison Avenue, New York, NY 10022

Executive Officers and Directors:

                     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of ROBT is included in Schedule A hereto and is incorporated by reference herein.

                     (d) and (e).  The Filing Parties, and to the best knowledge of the Filing Parties, the persons set forth on Schedule A hereto, have not, during the last five years, been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

                     The aggregate purchase price of the 200 shares of Common Stock held by ROBT is $112.50 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by ROBT were paid for using its working capital funds.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 9 of 13 Pages

                      The aggregate purchase price of the 3,500 shares of the Common Stock held by Robotti & Company is $2,384.10 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Company were paid for using its working capital funds.

                     The aggregate purchase price of the 47,716 shares of the Common Stock held by RIC is $52,778.89 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital funds.

Item 4.	Purpose of Transaction

                     On July 6, 2004, RIC sent a letter to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached as Exhibit 6 hereto and incorporated by reference herein, notifying Bishop Capital that RIC would communicate with shareholders of Bishop Capital with respect to the solicitation of proxies by Bishop Capital at the Special Meeting of Shareholders of Bishop Capital (the "Special Meeting") contemplated by Schedule 14A Preliminary Proxy Statement Amendment No. 4 filed by Bishop Capital on June 15, 2004, with the Commission.  In connection therewith, RIC demanded, pursuant to Rule 14a-7 of the Exchange Act, to receive records and documents of Bishop Capital relating to record and beneficial holders of the Bishop Capital common stock.

                     On June 17, 2004, RIC sent a letter to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached as Exhibit 5 hereto and incorporated by reference herein, notifying Bishop Capital that RIC may solicit Bishop Capital's shareholders with respect to the Special Meeting or communicate with shareholders of Bishop Capital with respect to the solicitation of proxies by Bishop Capital at such Special Meeting.  In connection therewith, RIC demanded, pursuant to Rule 14a-7 of the Exchange Act, to receive records and documents of Bishop Capital relating to record and beneficial holders of Bishop Capital common stock.

                     On June 17, 2004, RIC sent a letter (the “June 17th Letter”) to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached as Exhibit 4 hereto and incorporated by reference herein, in which RIC, inter alia, reiterated its proposal to acquire Bishop Capital for $1,121,277.50, subject to the terms and conditions set forth therein.  RIC received no response from the Issuer or its Board of Directors to RIC’s offer in this letter.

                     On or about June 4, 2004, RIC received a letter dated June 4, 2004 (the “June 4th Letter”), from A. Thomas Tenenbaum, Esq. of Tenenbaum & Kreye LLP, counsel to Bishop Capital, with respect to the letter sent by RIC to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital on May 14, 2004 and January 27, 2004.  Based on this letter, RIC believes that the Issuer and its Board of Directors failed to seriously consider the offers set forth in those two letters from RIC.  A copy of the June 4th Letter is attached as Annex A to RIC’s June 17th Letter.

                     On May 14, 2004, RIC sent a letter (the "May 14thLetter") to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached hereto as Exhibit 3 and incorporated by reference herein.  In the May 14thLetter, RIC again set forth its willingness subject to the terms and conditions set forth therein, to purchase all outstanding shares of the Issuer, this time increasing its proposed offering price to $1.25 per share in cash.

                     On April 16, 2004, Bishop Capital filed with the Commission its Preliminary Proxy Statement on Schedule 14A Amendment No. 3 in which Bishop Capital proposed to offer $1.00 per pre-split share for each fractional share and again nothing for each post-split whole share.

                     On January 27, 2004, RIC sent a letter (the "Initial Letter") to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached hereto as Exhibit 2 and incorporated by reference herein.  In the Initial Letter, RIC set forth its willingness, subject to the terms and conditions set forth therein, to purchase all outstanding shares of Bishop Capital for $1.00 per share in cash.  RIC received no response from Bishop Capital or its Board of Directors to RIC’s offer in the Initial Letter.

                     On December 24, 2003, Bishop Capital filed with the Commission its Preliminary Proxy Statement on Schedule 14A Amendment No. 2 in which Bishop Capital proposed to effect a 1-for-110 reverse stock split and subsequently deregister its shares of Common Stock, thereby terminating its reporting obligations under the Exchange Act.  Bishop Capital also proposed to offer $0.50 per pre-split share for each fractional share and nothing for each post-split whole share.

SCHEDULE 13D
CUSIP No. 09141T 10 7				Page 10 of 13 Pages

                     The Filing Parties believe the shares of the Common Stock trade at a substantial discount to the Issuer's private market value.  In an effort to protect this investment, as well as to maximize investor value, the Filing Parties may acquire additional shares of the Common Stock, dispose of all or some of these shares of the Common Stock from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Filing Parties intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

                     The Filing Parties presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)	51,416	0	51,416	5.7%
ROBT (1)(2)	3,700	0	3,700	**
Robotti & Company (1)	3,500	0	3,500	**
Wasiak (1)(4)	47,716	0	47,716	5.3%
RMC (1)(4)	47,716	0	47,716	5.3%
RIC (1)	47,716	0	47,716	5.3%

                     *  Based on 897,022 shares of Common Stock, par value $0.01 per share, outstanding as of February 13, 2004, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended December 31, 2003.

                     **   Less than one percent.

              (1) Each of the Filing Parties disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Filing Party's pecuniary interest therein, if any.

              (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 3,500 shares of Common owned by Robotti & Company.

              (3) Mr. Robotti shares with ROBT the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of, 200 shares of Common owned by ROBT.

              (4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 47,716 shares of Common owned by RIC.

(c)	There have been no transactions in the Issuer's Common Stock by the Filing Parties since the most recent filing on Schedule 13D.
(d)

No Person other than the Filing Parties is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Filing Parties.

(e)	Not Applicable.

SCHEDULE 13D
CUSIP No. 09141T 10 7		Page 11 of 13 Pages

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

                     Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of July 7, 2004 (the "Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Statement and any and all amendments and supplements thereto with the Commission.  The Joint Filing Agreement is filed herewith as Exhibit 7 and incorporated herein by reference.

Item 7.	Materials To Be Filed As Exhibits

The following documents are filed herewith or have been previously filed:

1.

Joint Filing Agreement dated May 27, 2004 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

	2.	Letter dated January 27, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation.
	3.	Letter dated May 14, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation.
4.

Letter dated June 16, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's proposal to purchase Bishop Capital.

5.

Letter dated June 16, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's possible solicitation of or communication with shareholders and its demand pursuant to Rule 14a-7.

6.

Letter dated July 6, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's communication with shareholders and its demand pursuant to Rule 14a-7.

7.

Amended and Restated Joint Filing Agreement dated July 7, 2004 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	July 7, 2004
Robotti & Company, Incorporated

/s/ Robert E. Robotti		By:	/s/ Robert E. Robotti

Robert E. Robotti			Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC			/s/ Kenneth R. Wasiak

Kenneth R. Wasiak
By:	Robotti & Company, Incorporated
Its Managing Member

By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: President and Treasurer

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 13 of 13 Pages

Schedule A

Information Concerning Directors and Executive Officers of Robotti & Company, Incorporated

The following table sets forth certain information concerning each of the directors and executive officers of Robotti & Company Incorporated as of the date hereof.  The business address of each person is:

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Joseph E. Reilly
(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Kenneth R. Wasiak
Director
Citizenship	U.S.A.
Principal Occupation:	Partner, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue
New York, New York 10022